UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

February 2005

TOTAL S.A.

(Translation of registrant’s name into English)

2, place de la Coupole 92078 Paris La Défense Cedex France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

SIGNATURES
EXHIBIT INDEX
EX-99.1: YEMEN LNG
EX-99.2: MEETING OF THE BOARD OF DIRECTORS
EX-99.3: Q4 2004 AND FULL YEAR 2004 RESULTS
EX-99.4: Q4 & FY 2004 CONSOLIDATED ACCOUNTS, F GAAP
EX-99.5: 2004 RESULTS & OUTLOOK
EX-99.6: MOROCCO
EX-99.7: QATAR
EX-99.8: TOTAL LUBRIFIN IN ROMANIA

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: March 7th, 2005	By:	/s/ Charles Paris de Bollardière
		Name:	Charles PARIS de BOLLARDIERE
		Title:	Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1:	Yemen LNG signs three agreements for the sale of Liquefied Natural Gas (February 16, 2005).

•	EXHIBIT 99.2:	Minutes of the Meeting of the Board of Directors, February 16, 2005 (February 17, 2005).

•	EXHIBIT 99.3:	Q4 2004 and Full Year 2004 Results (February 17, 2005).

•	EXHIBIT 99.4:	Total’s Fourth Quarter and Full Year 2004 Consolidated Accounts, French GAAP (February 17, 2005).

•	EXHIBIT 99.5:	2004 Results & Outlook (February 17, 2004).

•	EXHIBIT 99.6:	Morocco Awards Contract to Total Energie, Total and EDF to Equip a Further 37,000 Households with Solar Power (February 22, 2005).

•	EXHIBIT 99.7:	Qatar: Total signs a Heads of Agreement for the acquisition of a 16.7% equity participation in Train II of the Qatargas 2 project and for the purchase of LNG (February 28, 2005).

•	EXHIBIT 99.8:	Creation of Total Lubrifin in Romania (March 3, 2005).